UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RETROPHIN, INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 par value

(Title of Class of Securities)

761299 106

(CUSIP Number)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 761299 106	Page 2 of 8 Pages

1.	Names of Reporting Persons James A. Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 600,000 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 600,000 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IN

13G

CUSIP No. 761299 106	Page 3 of 8 Pages

1.	Names of Reporting Persons Risk/Reward Capital Management Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 600,000 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 600,000 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IA, CO

13G

CUSIP No. 761299 106	Page 4 of 8 Pages

1.	Names of Reporting Persons RRC Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 600,000 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 600,000 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 761299 106	Page 5 of 8 Pages

1.	Names of Reporting Persons RRC Bio Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 600,000 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 600,000 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) PN

Page 6 of 8 Pages

Item 1.

(a) Name of Issuer: Retrophin, Inc. (the “Issuer”).

(b) Address of the Issuer’s Principal Executive Offices: 777 Third Avenue, 22nd Floor, New York, NY.

Item 2.

(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by James A. Silverman, Risk/Reward Capital Management Corp., RRC Management, LLC, and RRC Bio Fund, L.P., who are collectively referred to as the “Reporting Persons.” Mr. Silverman (the “Manager”) is the manager of RRC Management, LLC (“Capital”), which is the sole general partner of RRC Bio Fund, L.P. (the “Fund”), and the president of Risk/Reward Capital Management Corp. (“Capital Management”), which is the investment adviser of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 9B Russell Street, Cambridge, MA 02140.

(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. Capital Management is a Massachusetts corporation. The Manager is a U.S. citizen.

(d) Title and Class of Securities: Shares of Common Stock, $0.0001 par value (“Common Stock”).

(e) CUSIP Number: 761299 106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4. Ownership:

As of the date of this filing the Reporting Persons, in the aggregate, beneficially own 600,000 shares of Common Stock of the Issuer, representing approximately 5.05% of such class of securities which amount includes the right of the Fund to acquire an additional 200,000 shares of Common Stock through the exercise of a warrant issued to the Fund. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 600,000 shares of Common Stock of the Issuer representing approximately 5.05% of such class and (ii) Capital, as the sole general partner of the Fund, Capital Management, as the investment adviser of the Fund, and Mr. Silverman, as the manager of Capital and the president of Capital Management, each

Page 7 of 8 Pages

beneficially owns 600,000 shares of Common Stock of the Issuer representing approximately 5.05% of the class. The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 11,872,168 shares of Common Stock of the Issuer outstanding, which figure reflects (i) 8,338,836 shares of Common Stock as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2012, (ii) an aggregate of 3,333,331 shares of Common Stock issued subsequent thereto, as reported in the Issuer’s Current Report on Form 8-K filed by the Issuer on February 19, 2013, consisting of 272,221 shares of Common Stock issued in certain private placement transactions in January 2013 and 3,061,110 shares of Common Stock issued in a private placement on February 14, 2013 and (iii) the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of the date of this filing.

The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital Management, as the investment adviser to the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). The Manager, by virtue of his position as manager of Capital and president of Capital Management, has the sole authority to vote and dispose of all the shares of Common Stock reported in this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class:

N/A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

Item 8. Identification and Classification of Members of the Group:

N/A.

Item 9. Notice of Dissolution of Group:

N/A.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2013

JAMES A. SILVERMAN

/s/ James A. Silverman

RRC BIO FUND, L.P.

By: RRC Management, LLC, General Partner

By:	/s/ James A. Silverman
James A. Silverman, Manager

RRC MANAGEMENT, LLC

By:	/s/ James A. Silverman
James A. Silverman, Manager

RISK/REWARD CAPITAL MANAGEMENT CORP.

By:	/s/ James A. Silverman
James A. Silverman, President

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 25, 2013, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Retrophin, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

JAMES A. SILVERMAN

/s/ James A. Silverman

RRC BIO FUND, L.P.

By: RRC Management, LLC, General Partner

By:	/s/ James A. Silverman
James A. Silverman, Manager

RRC MANAGEMENT, LLC

By:	/s/ James A. Silverman
James A. Silverman, Manager

RISK/REWARD CAPITAL MANAGEMENT CORP.

By:	/s/ James A. Silverman
James A. Silverman, President